Unaudited Consolidated Financial Statements

For the Third Quarter Ended September 30, 2009

(Restated)

Augusta Resource Corporation
Consolidated Balance Sheets
(Unaudited - in U.S. dollars)

	September 30,	December 31,
	2009	2008
ASSETS		(Note 2)
Current
Cash and cash equivalents (Note 7 (c))	$15,836,811	$7,563,190
Accounts receivable	1,200,438	1,466,216
Prepaids and deposits	176,227	359,063
Total current assets	17,213,476	9,388,469
Capital assets - Note 5	6,114,095	5,033,493
Deposits on long-lead equipment - Notes 5 and 7	27,345,654	15,282,230
Other assets	2,202,023	2,854,475
Mineral properties - Notes 6 and 7	25,597,233	25,462,869
Deferred development costs - Notes 6 and 7	55,283,454	41,717,224
Total assets	$133,755,935	$99,738,760

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,536,470	$3,774,450
Current portion of long-term debt - Note 7	41,967,331	556,945
Total current liabilities	44,503,801	4,331,395
Long-term debt - Note 7	3,563,592	35,692,184
Total liabilities	48,067,393	40,023,579

SHAREHOLDERS' EQUITY
Share capital - Note 8	122,661,278	92,614,531
Contributed surplus	17,259,545	15,466,475
Accumulated comprehensive income	(5,534,505)	(5,534,505)
Deficit	(48,697,776)	(42,831,320)
Total shareholders' equity	85,688,542	59,715,181

Total liabilities and shareholders' equity	$133,755,935	$99,738,760

Commitments (Note 12)
Subsequent events (Note 14)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen

Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
September 30, 2009
(Unaudited - in U.S. dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity
			(Note 2)	(Notes 2)	(Note 2)	(Note 2)
Balance, December 31, 2007	88,588,061	$92,130,109	$12,870,529	$10,896,072	$(26,144,936)	$89,751,774
Exercise of stock options	146,200	484,422	(199,641)	-	-	284,781
Stock-based compensation expense	-	-	2,378,054	-	-	2,378,054
Stock-based compensation capitalized	-	-	417,533	-	-	417,533
Cumulative translation adjustment	-	-	-	(16,430,577)	-	(16,430,577)
Net loss for the year	-	-	-	-	(16,686,384)	(16,686,384)
Balance, December 31, 2008	88,734,261	92,614,531	15,466,475	(5,534,505)	(42,831,320)	59,715,181
Shares issued pursuant to private placement	3,350,000	3,740,210	251,052	-	-	3,991,262
Shares issued pursuant to equity offering	14,237,000	26,218,197	237,845	-	(237,845)	26,218,197
Share issue costs	-	-	-	-	(2,146,488)	(2,146,488)
Shares issued as compensation	67,000	88,340	5,021	-	(93,361)	-
Stock-based compensation expense	-	-	872,966	-	-	872,966
Stock-based compensation capitalized	-	-	426,186	-	-	426,186
Net loss for the period	-	-	-	-	(3,388,762)	(3,388,762)
Balance, September 30, 2009	106,388,261	$122,661,278	$17,259,545	$(5,534,505)	$(48,697,776)	$85,688,542

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - in U.S. dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Notes 2 and 13)		(Notes 2 and 12)

Net loss for the period	$(943,401)	$(3,094,093)	$(3,388,762)	$(8,157,659)
Other comprehensive loss in the period
Cumulative translation adjustment	-	1,121,814	-	(4,827,808)
Comprehensive loss for the period	$(943,401)	$(1,972,279)	$(3,388,762)	$(12,985,467)

Augusta Resource Corporation
Consolidated Statements of Operations
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - in US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Notes 2 and 13)		(Notes 2 and 13)
EXPENSES
Salaries and benefits	$505,318	$702,809	$1,460,510	$1,754,183
Stock-based compensation	253,919	1,257,775	872,966	2,229,126
Legal, Accounting and Audit	93,501	634,240	653,941	2,315,845
Travel	32,549	125,299	109,147	339,952
Consulting and Advisory services	1,440	53,588	50,995	592,326
Filing and Regulatory fees	2,286	2,010	78,910	149,758
Recruiting fees	-	22,220	30,553	133,320
Office and Administration	47,089	55,146	150,543	204,758
Rent	47,115	42,929	117,760	114,430
Investor Relations	30,232	58,728	73,401	124,770
Directors' fees	29,815	35,229	84,032	122,106
Insurance	39,850	46,743	127,711	118,736
Memberships and Conferences	3,582	29,890	20,401	29,890
Amortization	29,578	26,061	91,810	56,823
Fiscal and Advisory services	5,133	7,824	9,934	19,155
Loss from operations	(1,121,407)	(3,100,491)	(3,932,614)	(8,305,178)
Interest and other income, net	75,323	9,973	478,965	515,617
Other expenses	(88,810)	(76,601)	(340,619)	(508,082)
Foreign exchange gains	217,847	122,785	478,090	292,687
Interest and finance charges	(26,354)	(49,759)	(72,584)	(152,703)
Net loss for the period	$(943,401)	$(3,094,093)	$(3,388,762)	$(8,157,659)

Basic and diluted loss per share	$(0.01)	$(0.03)	$(0.04)	$(0.09)
Weighted average number of shares outstanding	98,650,761	88,590,061	93,002,305	88,589,961

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2009 and 2008
(Unaudited - in US dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Notes 2 and 13)		(Notes 2 and 13)
Cash flows used in operating activities
Net loss for the period	$(943,401)	$(3,094,093)	$(3,388,762)	$(8,157,659)
Items not involving cash
Amortization	29,578	26,061	91,810	56,823
Unrealized foreign exchange gains	(309,076)	46,381	(111,921)	(334,795)
Stock-based compensation	253,919	1,257,775	872,966	2,229,126
Write-off of expired warrants (Note 9 (b))	67,419	-	67,419	-
Interest accretion	(117,123)	(144,685)	(368,633)	(336,550)
Other	23,340	248,291	61,128	389,685
	(995,344)	(1,660,270)	(2,775,993)	(6,153,370)
Changes in non-cash working capital items
Accounts receivable	201,814	44,382	238,665	24,567
Prepaids and deposits	85,395	29,312	(90,356)	(86,913)
Accounts payable and accrued liabilities	144,543	367,435	(354,740)	51,065
Cash used in operating activities	(563,592)	(1,219,141)	(2,982,424)	(6,164,651)

Financing activities
Shares issued for cash	26,218,196	283,762	30,209,459	283,961
Share issue costs	(1,893,384)	-	(2,162,374)	-
Proceeds from loan facility (Note 7)	-	15,543,242	8,956,035	28,822,331
Repayment of long-term note	-	-	(556,945)	(554,669)
Cash provided by (used in) financing activities	24,324,812	15,827,004	36,446,175	28,551,623

Investing activities
Mineral property acquisitions	(21,816)	(984,243)	(46,816)	(2,339,251)
Deposits on long-lead equipment	(2,387,453)	(6,502,495)	(11,623,514)	(17,730,028)
Deferred development expenditures	(6,694,703)	(6,389,823)	(13,982,514)	(13,583,272)
Capital asset additions	(319,801)	(1,553,945)	(642,277)	(1,615,098)
Proceeds from sale of discontinued operations	-	-	1,000,000	1,597,362
Cash used in investing activites	(9,423,773)	(15,430,506)	(25,295,121)	(33,670,287)

Effect of exchange rate changes on cash and cash equivalents	276,866	298,503	104,991	(94,772)
Increase (decrease) in cash and cash equivalents during the period	14,614,313	(524,140)	8,273,621	(11,378,087)

Cash and cash equivalents, Beginning of period	1,222,498	15,041,202	7,563,190	25,895,149
Cash and cash equivalents, End of period	$15,836,811	$14,517,062	$15,836,811	$14,517,062

Non-cash disclosure of investing and financing activities (Note 11)

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1. NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont property”) near Tucson, Arizona.

The Company has no revenues from operations and does not expect to generate any revenues from operations in the foreseeable future. The Company’s planned activities for 2009 and 2010 anticipate significant Rosemont Project expenditures exceeding its current cash reserves. The Company will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long-lead time mining equipment. The funds required for the planned activities in 2009 and 2010 are expected to be raised from additional debt and equity financings, and possibly through joint ventures, producing sharing arrangements or other means. Recent upheavals in financial markets worldwide could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet it ongoing obligations on a timely basis or to raise the additional funds that it requires could result in the delay or indefinite postponement of further exploration and development of its property which may in turn, result in an impairment charge being required with respect to the Company’s mineral properties, deposits on long-lead equipment and deferred development costs.

2. CHANGE IN REPORTING CURRENCY

Prior to 2009 the Company’s consolidated financial statements were reported in Canadian dollars. Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. As a result of the change in reporting currency, the Company is required to restate all comparative amounts to U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated into U.S. dollars at the United States/Canadian dollar exchange rate in effect at the end of each prior reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. This change in reporting currency is reflected in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

The Company had erroneously recorded the effect of the change in reporting currency. The effect of the change in reporting currency on the December 31, 2008 consolidated financial statements was a charge of $5,705,609 to Accumulated Other Comprehensive Income, an increase to foreign exchange loss of $5,157,802, and a decrease in non-current assets of $10,863,409 as detailed below:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Consolidated Balance Sheets

	As previously	Reclassifications
December 31, 2008	reported	(Note 2 (n))	Adjustments	As restated

Capital assets	$5,880,316	$29,170	$(875,993)	$5,033,493
Deposits on long-lead equipment	14,892,993	3,000,000	(2,610,763)	15,282,230
Mineral properties	26,468,366	-	(1,005,497)	25,462,869
Deferred development costs	51,117,552	(3,029,170)	(6,371,156)	41,717,226

Accumulated other comprehensive income	171,104	-	(5,705,609)	(5,534,505)
Deficit	$(37,673,518)	-	$(5,157,802)	$(42,831,320)

Consolidated Statements of Operations

		As previously
Year ended December 31, 2008		reported	Adjustments	As restated

Net loss for the year		$(11,528,582)	$(5,157,802)	$(16,686,384)

3.	ACCOUNTING POLICIES

a)	Basis of presentation

These unaudited interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 4. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

The unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company transactions have been eliminated on consolidation.

b)	Impairment of mineral properties and development costs

The Company reviews the carrying values of mineral properties, deposits on long-lead equipment and deferred development costs regularly with a view to assessing whether there has been any impairment in value, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the event that the estimated undiscounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

c)	Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS
a)	Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period” was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on the Company’s financial statements.

b)	Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard is effective for our fiscal year beginning on January 1, 2009 and adoption of EIC-173 did not have any effect on the Company’s financial statements.

c)	Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

d)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011 with restatement of comparable information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion. The Company is completing its IFRS conversion plan which will outline the steps required for 2009 and 2010 for the transition to IFRS.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

5.	CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	September 30, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Land	$2,308,806	-	$2,308,806	$2,253,884	$-	$2,253,884
Water rights	3,338,758	-	3,338,758	2,215,847	-	2,215,847
Vehicles	217,608	53,033	164,575	201,772	17,885	183,887
Buildings	161,047	24,402	136,645	159,196	19,195	140,001
Furniture and equipment	58,716	34,908	23,808	89,529	26,049	63,480
Computer software	173,283	72,238	101,045	166,419	36,847	129,572
Computer hardware	71,512	31,054	40,458	70,671	23,849	46,822
	$6,329,730	$215,635	$6,114,095	$5,157,318	$123,825	$5,033,493

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”). The water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has also received tradable water storage certificates for this water inventory.

Deposits on long-lead equipment

During the three and nine months ended September 30, 2009, the Company had made deposits of $2,387,453 and $11,623,514, respectively, for a crusher, mill and mill drives as part of scheduled long-lead equipment purchases.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

6.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:

	2009	2008

Balance, December 31, 2008 and 2007	$25,462,869	$29,145,396
Acquisition costs	45,000	2,304,097
Effect on changes in foreign exchange rates	-	(5,986,624)
Interest accretion	89,364	-
Balance, September 30, 2009 and December 31, 2008	$25,597,233	$25,462,869

Development costs consist of:
	2009	2008

Balance, December 31, 2008 and 2007	$41,717,224	$28,588,056
Work program expenditures	12,913,163	23,922,491
Capitalized loan interest charges	226,881	414,224
Effect on changes in foreign exchange rates	-	(11,625,101)
Capitalized stock compensation expense	426,186	417,554
Balance, September 30, 2009 and December 31, 2008	$55,283,454	$41,717,224

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont property in Pima County, Arizona. The Rosemont property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in the Rosemont property for $20.4 million and subject to a 3% net smelter royalty. The Rosemont property comprises of 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.4 million purchase price was payable over a three-year period. After the Company made its first payment of $6.7 million in 2005, on March 31, 2006 the Company exercised its option to purchase the Rosemont property with a final payment of $13.7 million. The $20.4 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the three and nine months ended September 30, 2009 work expenditures totalled $4,268,022 and $13,537,059, respectively, relating to the Rosemont project planning, basic engineering, public relations, environmental and permitting activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

7.	LONG-TERM DEBT

Long-term debt consists of:

	September 30,	December 31,
	2009	2008

Long-term note (a)	$1,520,537	$1,988,118
ASARCO production payment (b)	2,600,000	2,600,000
Loan facility ( c)	41,410,386	31,661,012
	45,530,923	36,249,130
Current portion	(41,967,331)	(556,945)
	$3,563,592	$35,692,184

a)	Long-term note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $988,031 as well as the assumption of a promissory note, bearing interest at 8%, for $2,223,720. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $556,945 on the February 20 anniversary date. On February 20, 2009 the second payment of $556,945 was made.

During the three and nine months ended September 30, 2009, the Company has recorded interest accretion expense of $28,942 and $89,364, respectively, and have been capitalized to mineral properties.

b)	ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolves a lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $250,000 cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using a 18% discount rate, as mutually agreed with ASARCO.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. As a result, the Company recorded a $2,600,000 liability with respect to the pre-production payment option.

c)	Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide a $40,000,000 loan facility to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts ($27 million) and general working capital ($13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There were no other fees associated with the facility. The loan is guaranteed by the Company and is secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered and $600,980 in cash, and will mature on June 17, 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Sumitomo’s rights expired unexercised.

During the three and nine months ended September 30, 2009, the Company accrued $228,212 and $785,315 of loan interest, respectively, of which $217,027 (nine months ended September 30, 2009 -$748,096) had been capitalized to the Rosemont project during the third quarter.

As at September 30, 2009, the $40 million loan facility has been fully drawn (December 31, 2008 -$31,043,962) and the Company has accrued interest, net of financing costs, of $1,410,387 (December 31, 2008 - $617,049). Since the loan facility is due on June 17, 2010, the outstanding balance plus accrued interest has been classified as a current liability.

8.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of
	shares	Amount
Balance at December 31, 2007	88,588,061	$92,130,109
Issued on exercise of stock options	146,200	484,422
Balance at December 31, 2008	88,734,261	92,614,531
Issued pursuant to private placement	3,350,000	3,740,211
Issued pursuant to Prospectus Offering	14,237,000	26,218,196
Issued as compensation pursuant to private placement	67,000	88,340
Balance at September 30, 2009	106,388,261	$122,661,278

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On August 19, 2009, the Company completed a prospectus offering conducted by a syndicate of underwriters led by Wellington West Capital Markets Inc. (the “Underwriters”) for the sale of 14,237,000 common shares, including a 15% over-allotment of 1,857,000 common shares, at a price of Cdn$2.02 for gross proceeds of Cdn$28,758,740 ($26,218,196). In connection with the prospectus offering, the Company incurred share issue costs totalling $2,131,229, which included compensation options to the Underwriters to purchase 427,109 common shares at a price of Cdn$2.19 per common share, exercisable in whole or in part until August 6, 2010. These compensation options were valued at $237,845.

On April 17, 2009, the Company completed a private placement with the issuance of 3,350,000 units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5,025,000. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at Cdn$2.30 per warrant for a one year period and expires on April 17, 2010. The common shares are subject to a four month hold period.

A finder’s fee consisting of cash of $206,858 (Cdn$251,250) and 67,000 units having a fair value of $93,361 (common shares - $88,340; share purchase warrants - $5,021) was paid to Peninsula Merchant Syndications Corp. In total, the Company incurred $346,467 of costs relating to this private placement and were charged to share issue costs.

The Company charges costs in connection with equity financings to deficit in accordance with the Company’s accounting policy on share issue costs.

Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock option plan as at September 30, 2009:

		Average
		Exercise
		Price
	Number of Shares	(Cdn$)
Outstanding as at December 31, 2007	5,887,000	$1.89
Granted	2,170,000	4.00
Exercised	(146,200)	2.02
Forfeited	(619,584)	2.80
Outstanding as at December 31, 2008	7,291,216	2.44
Granted	1,700,000	0.71
Forfeited	(505,416)	2.10
Outstanding as at September 30, 2009	8,485,800	$2.11

Exercisable options at September 30, 2009	5,695,783	$2.10

No stock options were granted during the third quarter ended September 30, 2009 (2008 –1,675,000 options). For the nine months ended September 30, 2009, the Company granted 1,700,000 stock options (September 30, 2008 – 2,025,000 stock options).

The following table summarizes the stock compensation expense and capitalized stock compensation expense for the three and nine months ended September 30, 2009 and 2008.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
		(Note 13)		(Note 13)

Stock compensation expense	$253,919	$1,257,775	$872,966	$2,229,126
Capitalized stock compensation expense	$136,966	$22,357	$426,186	$314,407

The fair value of the stock options recognized during the nine months ended September 30, 2009 has been estimated using the Black Scholes option pricing model. The assumptions used in this pricing model are as follows:

	2009	2008
Expected life	3.5	3.0
Expected volatility	80.8% - 89.5%	66.0%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	1.81% - 2.04%	3.17% - 4.09%

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes stock options outstanding as at September 30, 2009:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
			Average		Weighted	Average
		Weighted	Remaining	Options	Average	Remaining
		Average	Contractual	Outstanding	Exercise	Contractual
	Options	Exercise	Life	and	Price	Life
Exercise Prices (Cdn$)	Outstanding Price (Cdn$)		(Years)	Exercisable	(Cdn$)	(Years)
$0.10 - $1.96	4,210,800	$1.18	3.7	2,740,800	$1.42	2.3
$2.05 - $2.30	2,360,000	2.11	2.1	2,076,656	2.10	2.0
$3.50 - $3.61	300,000	3.56	3.3	100,000	3.56	3.3
$4.08 - $4.97	1,615,000	4.26	8.5	778,327	4.26	8.5
	8,485,800	$2.11	4.3	5,695,783	$2.10	4.1

Share purchase warrants

There are 3,417,000 share purchase warrants outstanding as at September 30, 2009. Each share purchase warrant is exercisable into one common share at a price of Cdn$2.30 per warrant and expires on April 17, 2010.

Compensation options

There are 427,109 compensation options outstanding as at September 30, 2009. Each compensation option is exercisable into one common share at a price of Cdn$2.19 per options and expires on August 6, 2010.

9. FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign currency exchange rates. The Company operates in Canada and the United States and a significant portion of its expenses are incurred in U.S. dollars; hence, the Company changed its functional currency to U.S. dollars (Note 2). Since the Company’s primary source of financing is through the issuance of equity capital, which, had always been in Canadian dollars, a significant change in the currency exchange rate between the Canadian and the U.S. dollar could have an adverse affect on the Company’s results of operations, financial position and cash flows.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company has not hedged its exposure to currency fluctuations. As at September 30, 2009, the Company is exposed to currency risk through the following assets and liabilities:

in Canadian dollars	September 30, 2009	December 31, 2008
Cash and cash equivalents	$4,997,947	$3,620,666
Accounts receivable	$198,445	$363,226
Prepaids and deposits	$25,590	$10,511
Accounts payable and accrued liabilities	$376,075	$630,027

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at September 30, 2009, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $411,000 in the Company’s net loss for the period.

b)	Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or banker’s acceptance.

Other assets consist of a long term receivable from Ely Gold & Minerals Inc. (“Ely”) which is to be paid over the next four years and the Ely warrants was exercisable into Ely common shares at a price of Cdn$0.50 per share until August 28, 2009. The Ely warrants had expired unexercised and the $67,419 fair value of the warrants was charged to interest and other expenses, net. In the event that Ely does not make the required scheduled payments, the Company can take back the common shares of DHI Minerals Inc. or the properties sold to Ely.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

To meet its current obligations, the Company completed a Cdn$28.8 million equity offering during the third quarter and continue with ongoing discussions with a number of financial institutions and other intermediaries regarding financing alternatives to advance the Rosemont project through permitting to construction. While the Company continues to seek alternative financing arrangements, it is not possible to predict whether these efforts will be successful.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

10.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. During the nine months ended September 30, 2009, the Company charged $278,621 (2008 - $360,370) to these companies for rent, salaries and administrative services. As at September 30, 2009, $26,783 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies and were repaid subsequent to September 30, 2009.

As at September 30, 2009, accounts receivable included $131,099 (December 31, 2008 - $63,153) due from an Officer of the Company and companies related to the Officer. The amounts outstanding balances were repaid subsequent to September 30, 2009.

Included in accounts payable and accrued liabilities at September 30, 2009 was $19,726 (December 31, 2008 - $75,290) due to an Officer of the Company for accrued salary.

All related party transactions are recorded at fair value.

11.	NON-CASH DISCLOSURE OF INVESTING AND FINANCING ACTIVITIES

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Common shares and share purchase warrants issued as compensation (Note 8 (b))	$-	$-	$93,361	$-
Compensation options issued (Note 8 (b))	$237,845	$-	$237,845	$-
Receivable and warrants issued on sale of discontinued operations	$-	$-	$-	$4,064,642

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

12.	COMMITMENTS

The following table lists the known contractual obligations as at September 30, 2009:

	< 1 year	1 - 3 years	> 3 years	Total
Accounts payable and accrued liabilities	$2,536,470	$-	$-	$2,536,470
Note and loan facility (1)	41,967,331	963,592	-	42,930,923
Long-lead equipment purchases (2)	29,448,024	84,768,988	-	114,217,012
Land purchases (3)	1,351,000	1,654,320		3,005,320
Asarco production payment	-	2,600,000	-	2,600,000
Operating lease obligations	172,975	152,794	-	325,769
Engineering, procurement and Construction management (4)	-	49,281,282	-	49,281,282
	$75,475,800	$139,420,976	$-	$214,896,776

(1) $2,223,720 promissory note for the purchase of 53 acre parcel land, south of Tucson for a well field, pump station, and a possible water recharge location. The promissory note bears interest at 8% per annum and requires 5 equal instalments of $556,945 on the February 20 anniversary date, commencing in February 2008. Also, the $40,000,000 Sumitomo loan facility plus accrued interest matures on June 17, 2010 and has been classified as a current liability.

(2) The Company has signed agreements and letter awards for long-lead equipment purchases. Provisions in the agreements allow the Company, under certain circumstances, to assign, transfer or sell the contracts to third parties. In the event Augusta does not make the necessary instalment payments through to completion of the contracts the amount paid as deposits on long-lead equipment are not refundable. Refer to Note 17 of the December 31, 2008 audited annual consolidated financial statements for further information on the long-lead equipment purchases.

(3) Land purchases for power line right of way.

(4) Represents engineering, procurement and construction management services contract awarded to M3 Engineering & Technology Corporation for the Rosemont project.

13.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2009, the Company changed its reporting currency from Canadian to U.S. dollars. During the process of translating the consolidated financial statements to U.S. dollars for the first three quarters of 2008, the Company had determined that during the third quarter of 2008 it had incorrectly capitalized $312,663 (nine months ended September 30, 2008 -$1,384,577) of Asarco litigation costs, expensed Rosemont drilling costs of $Nil (nine months ended September 30, 2008 - $1,494,097) and expensed Rosemont project salaries of $Nil (nine-months ended September 30, 2008 $375,847. These adjustments were originally corrected during the fourth quarter of 2008.

As part of preparing the interim consolidated financial statements, the Company has restated the first, second and third quarter financial statements to correct these adjustments. The effect of this restatement on the Company’s consolidated financial statements for the third quarter ended September 30, 2008 is summarized as follows:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Consolidated Statements of Operations
	Three months ended September 30, 2008			Nine months ended September 30, 2008
	Previously			Previously
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
Loss from operations	$(2,787,828)	$(312,663)	$(3,100,491)	$(8,790,545)	$485,367	$(8,305,178)
Net loss for the period	$(2,781,430)	$(312,663)	$(3,094,093)	$(8,643,026)	$485,367	$(8,157,659)

Consolidated Statements of Cash Flows
	Three months ended September 30, 2008			Nine months ended September 30, 2008
	Previously			Previously
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
Cashflow used in operating a ctivities	$(906,478)	$(312,663)	$(1,219,141)	$(6,650,018)	$485,367	$(6,164,651)
Cashflow used in investing activities	$(15,743,169)	$312,663	$(15,430,506)	$(33,184,920)	$(485,367)	$(33,670,287)

14.	SUBSEQUENT EVENTS

Subsequent to September 30, 2009:

(a)

On October 9, 2009, the Company appointed Endeavour Financial International Corporation as Project Finance Advisor with respect to project financing for the Rosemont copper project in Arizona. Endeavour is an integrated natural resource merchant banking company with a proven track record of delivering successful financial services to clients worldwide. Endeavour will utilize its considerable experience and skill to the project finance team as the Company execute on its financing plan for the Rosemont project.

(b)

On October 19, 2009 the Company had been advised by the United States Forest Services (“USFS”) Coronado National Forest of a delay in the release of the Draft Environmental Impact Statement (“DEIS”) for the Rosemont copper project. The DEIS is being prepared by the USFS and their third party contractor, SWCA Consultants (“SWCA”).

SWCA provided an initial draft of the DEIS and a proposed schedule to complete the alternatives analysis of the DEIS in a manner suitable for public comment. Based on the available information, SWCA provided a revised project schedule that showed an approach to complete the DEIS within three months of the previously scheduled November 2009 DEIS. This delay reflects the USFS’s need for more time to assess the scope of work, which will ultimately facilitate a more thorough and comprehensive review and does not affect the project in any way other than an adjustment to the schedule.

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